Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: March 5, 2021

Absolute Return Podcast – Interview with Andrew Pascal

Leadership Chat: Andrew Pascal, Founder, Chairman and CEO of PLAYSTUDIOS

March 5, 2021, 3:20 PM EST

Corporate Participants:

Andrew Pascal – Chief Executive Officer, PLAYSTUDIOS, Inc.

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Welcome Andrew to The Absolute Return Podcast. Super excited to have you on the show today, obviously a lot going on with PLAYSTUDIOS and the recently announced going public transaction, must be super exciting times, but before we get into that. I wanted to delve a bit into your background and how you got to where you are specifically your career. You've been long involved and focused on the gaming business, starting out in 1994 as founder and CEO of Silicon Gaming, then founder and CEO of WageWorks followed by a President and COO of Wynn Las Vegas. What attracted you to the gaming business such that you spend your entire career in?

Andrew Pascal: Yeah, thanks Julian. It's a pleasure to be here. I appreciate having the opportunity to talk a little bit about my background and just where we're headed with PLAYSTUDIOS. To answer your question, you know, my career in the gaming industry actually started when I was in college. I had an opportunity to come and act as an intern for the two summers that proceeded my graduating. And so, I was working for a small downtown casino called the Golden Nugget. And this is, you know, in the eighties, mid-eighties, I'm dating myself. And so, it was fascinating to me because what I recognized pretty early on is that these gaming properties were integrated resorts that they had, you know, within one enterprise, all of these different leisure businesses, whether it was hospitality with hotels and restaurants or the content of the industry, the games that people were playing, entertainment.

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So, it was just fascinating to me. And I had an opportunity over the course of those few summers to really get pretty broad exposure to the way one of these resorts works. And so, when I got out of school, I was extended an opportunity to come and work for that same company full time. And it's preceded the launch or the opening of that company west resort, which was being built on the strip. And this is now the late eighties, which was The Mirage. And what you might know is The Mirage was really the catalyst that brought about this whole Renaissance in Las Vegas and the kind of reinvention of what Las Vegas is to the modern-day flavor version of it. And so, it was fascinating to me as I grew up within the industry and experienced firsthand this evolution of this market. One of the things that I recognized was that so much creativity and energy was being spent on building these really fanciful resorts, but yet the content of them really wasn't evolving that much, that being the games that people were playing.

And so back then, most of the slot machines were still these analog, physical, real machines. And I just felt like there was an opportunity to really apply the same kind of creativity and innovative thinking to the core content of the industry. So, I went home, I grew up in the Bay area in San Francisco. I went home and tapped into, teamed up with a really accomplished collection of technologists and entrepreneurs, and went through the cycle of tapping the technology community up there and create a community and reinventing the slot machine experience. And so, when you look at today's slot machines, you know, they're all video based, very rich experiences with high production values and networks. So, you can have shared outcomes and competitive and group play. All of those things were really ideas that we advanced way back then and had to actually change not only the underlying technology that was enabling these experiences, but the regulatory framework and all the statutes around how they would be ultimately evaluated and embraced by the industry.

So, we did all that, it was really cool. That was our first company that we founded. And we took that public in the mid-nineties. And it was ultimately acquired by the then market leader company called IGT. And this, as I alluded to, I mean, a lot of that technology and certainly, you know, what we were trying to achieve with the experience is what exists today. It's the state of the market today. So that's kind of how I started and why it is that I ultimately chose to focus on the core content of the industry. When we sold that company to IGT, we had been incubating internally another business effort, which was to exploit all of our technologies and content in this new emergence channel, which was the internet. And what we acknowledged was that there were a lot of really early entries, exploiting gambling games and gambling content on the internet, but for the most part unregulated. And so, given that we were serving the more traditional regulated industry, what we could feel and sense was this growing frustration among the existing companies around their inability to tap into and exploit this market opportunity. And so, we said, well, let's see if we can provide them with a solution. And so, we set off to be the credible, kind of provider of the platforms and content and tools that would enable these really well-established companies and brands to get into that industry. And so, we teamed up with companies like sky and Virgin and Rank organization and Patty Power out of Ireland and Blue Square and MGM Resorts here domestically and helped enable them tap into that market. That company also was acquired by IGT. So, we effectively sold them the same company twice in the span of several years. And it was at that point that the gentleman that I've worked for previously, Steve Wynn, had sold his company Mirage resorts to the MGM Group, decided that he was going to start over and build what became, what is Wynn Resorts.

And so, I had an opportunity to come back and be a part of that effort. So, I started off doing some business development work over in Europe, but ultimately really focusing on the flagship resort that we were building here in Las Vegas and took it through the whole cycle of its, you know, pre-development, and construction. And then the logistics actually launching a resort of that complexity. And I was in a corporate role, really lending support to the dedicated team that was responsible for the operations of that property. And then soon after we opened, ultimately was asked to assume the role of the chief operating officer and then the president. And so, I was in that capacity for the better part of five years until I chose to transition out. And so that was an amazing experience as you might imagine, you know, we went through not only launching that property, which our ambition was to, again, redefine what the experience was all about here in Las Vegas. And we accomplished a whole bunch of things that have never been done before.

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Most importantly or notably it was the most decorated resort on the planet. We achieved the five red pavilions from Michelin Five Stars and Five Diamonds. And so, it really kind of signaled to the market that even at scale, you could build, develop and deliver a leisure experience with just very nuanced and high level of service. We extended and grew the property with the opening of Encore and that was right into the teeth of the recession. So, Encore opened up in 2008, and so I was there through the experience of, you know, just stabilizing the company and positioning it for emerging from the recession and ultimately thriving. And it was in late 2010 that my former colleagues around my first two startups started to, you know, poke me in and around this emerging opportunity on Facebook. That Facebook clearly emerged as this incredible platform that was just at the achieving kind of geometric growth. And one of the core applications that was driving that growth were games, social games that people were playing, and they felt that gambling games as a category would soon find its way into that channel. We all deeply believe that and they're like, look, this is the opportunity that, you know, we've been gearing up, for the better part, you know, 15–20-year careers. And so, I transitioned out of Wynn kind of decompressed and regrouped a bit or bit, and then started to really look more seriously at that market opportunity, and it was super exciting. I remember that we went and attended the game developers conference in San Francisco just to kind of get reengaged with the community of developers and understand the state of the market. And we're just so completely stimulated by everything that we were learning, and it was incredibly validating. We just felt so clearly that this was going to be a massive opportunity.

And we also met a few people at that conference that shared a passion for our genre, a free to play consumer genre. And they too had similar backgrounds having built and develops kind of casino products. And we decided that we would team up. And so, with Feeling like, okay, well, we have all of the core kind of experience and disciplines as a founding group now to go and exploit this opportunity. I felt like we needed to make sure that our overall approach was totally unique and differentiated from anything that someone might bring into the market and understanding it was going to be intensely competitive. And that ideally, we could establish a position for ourselves that was defensible, that there were some big games, social game companies that the minute you got traction with a new emerging product or category of games, they'd either come in to try and buy you, or they would replicate your offering. And just try to overwhelm you. And so, with that as kind of a dynamic that really helped shape our thinking, we came up with the idea of really extending the experience of Las Vegas for the first time to Facebook, and then ultimately having a mobile device.

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And so, extending out of Facebook really meant not just porting games of chance that you can engage with and play slot games and blackjack, you know, on Facebook. But we wanted to extend the experience. We wanted to leverage these big iconic brands. And we wanted to bring this whole dimension of real-world value to the experience, this whole notion of, you know, yes, you can play for free, but as you engage with the products and demonstrate your loyalty. We wanted the experience to get richer, deeper and to actually reward people. And so that's what guided our initial thinking. And you know, I tell people that I really think of Las Vegas as the world's first social game experience. People come here and they convert real world money into this abstracted currency that they didn't go use to engage in play.

And as they engage in play ever more deeply, this world of services and benefits reveals itself to you, that many people aren't even aware of. And so, the more you play and the more deeply or more loyal you are to a particular casino resort. The evermore refined experience becomes, so we had obviously deep experience in delivering on that promise in the real world. We said, let's go do that virtually, and so I had a long history with a gentleman named Jim Murren, who was the then chairman and CEO of MGM resorts, and happened to also be a neighbor of mine. And we went on a hike together and we said, so what's next? And I said, look, I don't want to mix business and pleasure. If you're curious, I'll come sit down with you, set up a meeting. I remember distinctly sitting in his office and he called in another longtime colleague and friend, gentleman Bill Hornbuckle.

And I just kind of pitched the idea of, you know, doing this extension of Las Vegas onto this new platform and delivering on the promise of play for free and earn for real. And they were like, we love it, we're in. And that was really the Genesis of what is now become PLAYSTUDIOS. So maybe that's a bit more of a long-winded of an answer, but that's kind of the arc of my career and how it is that, you know, PLAYSTUDIOS. We got focused on PLAYSTUDIOS specifically, and it's been an amazing eight or nine years since we founded that company in terms of our growth and how well positioned, we feel we are now to really more fully exploited this model that is just totally unique to us.

Michael Kesslering: I think adding the full context of your progression and then as well as the progression of PLAYSTUDIOS really adds a lot of context to the story that you're telling, right.

You've obviously been a multi-time founder, when you're looking at a new company, a new business line, anything in that general area, how do you go about that? You've talked about some of your network, how ideas may come about and how important the network that you have, but as well as on the product side, the defensibility, having emotes within a product or business, how formulaic is it and how much of it is, I guess, fitting to the world to how it currently is, kind of with a formula, as opposed to looking out into the future and how the gaming community is going to engage?

Andrew Pascal: I don't think there's a formula specifically. They're very definitely key questions that you need to ask yourself and answer and move through. So, you can get to a place where you have very deep conviction in your idea for your business. And so, it starts with really understanding what is the market opportunity. And so, is there an existing market is of significant scale where the consumers are being underserved? Or there's an unexploited opportunity within that market that you think you can now go capitalize on? Or the alternative is that there's a new emerging market that you just deeply believe in. And so, you want to take advantage of the inherent kind of growth profile of an emerging market, but you then also feel like there is an approach that you can take that will be distinctive, unique to you and ideally defensible over time. So, it's first really qualifying what is the market opportunity in the market dynamics? In both those cases, I alluded to either an unexploited opportunity or crafting a solution that's really unique and defensible. To me, that's the second order question, which is, okay, I believe in this market opportunity, how can we approach it and leverage our experience and our collection of resources and network with people to craft a solution that is really unique? And not just different for the sake of being different, but like, we can create a very unique position for ourselves that will be valued by that consumer and the basis for building it and doing business.

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So, once you can answer that question, then it's about, all right, well, let's assess the inherent complexity of delivering on that idea, which means that you've got to give it a bit more form and shape. You got to have all the right people to come together to really ask those critical questions, objectively ask those critical questions and break down and really understand, what's the resource planning look like? How long is it going to take? What are the core and key disciplines that you need to go invest in and build? So that you can then go fully execute on that as an opportunity. And then it's about attracting the right team, people that just have a deep passion for whatever their discipline is. And a deep belief in the vision for the company, and both in our view are critically important. It's not just about, I love the opportunity, go to exploit the opportunities that we can enjoy the commercial benefits, like getting to a place where you really build something exceptional means that you have to have people that are certainly talented, but they're really committed to working very hard and practicing our craft. Really contributing to something that is just exceptionally well executed. That philosophically is deeply rooted in my upbringing in the more leisure and hospitality industries. It's like, you know, the challenge is really being so committed to all of the details. Everything matters, being unrelenting about just getting every aspect of the experience, right, and fully realizing its potential and anything short of that.

Sure, you can be opportunistic and go create value. But my belief is that long-term enduring value, building brands, whether that's the intrinsic value of a company, or whether it's the specific equity that you're cultivating within a product as a brand, it comes from just being deeply committed to executing to the highest level. And that's not just being talented, it's outworking everybody else. And so, market opportunity, unique solution that informs a vision that then attracts the right compliment of people that are incredibly skilled and hardworking. And that then commit themselves to going and building that product or that service that ultimately drives the business. So, you know, if that as a framework, as a formula, well, then I guess maybe this formulae, if instead, these are fundamental questions and there's obviously unlimited answers in each case will then, you know, that's my discipline in the way that I think about and approaching opportunities.

Julian Klymochko: Great. Thank you for that advice on others, considering entrepreneurship and the formulaic nature of it. And one formula that you seem to have figured out Andrew is, the forming of businesses and then taking them public. So certainly, exciting times for PLAYSTUDIOS, as you recently announced a going public transaction on February 1st through a special purpose acquisition company, and a $1.1 billion dollar deal. So super exciting times, a massive leap forward for PLAYSTUDIOS. We're wondering, how did that deal come about specifically? Were you seeking to go public or was it more opportunistic based off inbound interests?

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Andrew Pascal: No, it was more of a deliberate decision, you know, I would say in the late summer of this last year, I started to get educated about the different ways for us to ultimately position the company, to accelerate its growth, you know, for nine years, we've enjoyed really healthy growth, it's all been organic. We've assembled every team, we've built every product, we've acquired all of our players and we've serviced and supported them in order to drive the growth of our business. We recognize and acknowledge that what we have built is a really remarkable platform, our loyalty program, we've abstracted as a solution into a core set of technologies and features and tools and key disciplines that allow us to deliver on the promise of a full feature loyalty program within our products.

We now want to apply that strategic asset and focus it on driving the growth of more products, some of our own design, but we also feel like we're incredibly well positioned to now go and acquire existing portfolios of games and networks of players and integrate them into our framework and drive growth. And so, in order to do that and execute on that strategy, you need unique currencies. And so, I could either have gone and done a private transaction and kind of cashed up, but I wouldn't have the same flexibility because I wouldn't be able to use my equity as a liquid currency if that seemed called for. And so, I started to explore the various alternatives to becoming public and where we are, and, you know, very early in that cycle got exposed to what was happening in the world of SPACs and how SPACs as a vehicle become a very credible and legitimate path to becoming public. And the more I learned, the more it seemed to align with us and what we were trying to achieve, and that being that we have a business, that's really unique and nuanced, and to be able to under the construct of a merger, sit down with prospective investors and really talk about the business far more deeply and share, and look at kind of forecast for how we expect the business to evolve.

It means that people can more deeply understand the company as they make their own decisions about investing in it, they'll understand kind of the arc that we're on and how we expect that it's going to grow. And so, the more I started looking at SPAC as an alternative, and the more clear it became to me that this was really a very compelling path for us. So, then I said, all right, well, I want to understand, like, what are the predicates to becoming like or achieving a really great SPAC outcome? And I started looking at how can I position the company so that we're an incredibly attractive target or partner to a SPAC because I wanted to ultimately have leverage as I engaged with a number of them and optimize for the right outcome. And so, I learned that I needed to make sure that the company's financial standing and financial hygiene was in top order. So, we put in place and had already audited financial statements for the prior three years, but we made them PCAOB compliant. We looked at also understanding the nature of SPAC transactions and the importance of the PIPE that is typically a companion to a SPAC merger which is really important. It really speaks to the market validation of business and the business model and the underlying investment thesis, and kind of tees you up for the right kind of long-term shareholder base, recognizing the importance of the pipe transaction. I also wanted to secure commitments from my existing strategic investors or new investors to the pipe, so that we're a SPAC, a perspective SPAC partner, looking at us. They would see super compelling business. That's high growth, that's profitable. That is administratively ready to go. And actually, has the support from an existing group of shareholders to participate in the PIPE. I felt like that would position us as being an incredibly compelling and attractive target.

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Then I went and engaged a collection of advisors. I talked to a number of them, ran a bit of a process and ultimately decided to get two co-advisors J.P. Morgan and LionTree. With J.P. Morgan, we got the depth and strength of their team across all the key disciplines from M&A to their equity capital market strength as we would look to move through marketing the PIPE. And with LionTree, we got very deep industry specific experience in and around gaming which was incredibly helpful in just guiding us through the whole process. So, they were super helpful in the M&A process, teamed up also throughout the raising of the PIPE. And now as we moved through the SPAC process, we had really great advisors to help us manage qualifying and reaching out to prospective SPAC partners. And then we ran a process and we ended up in a place where we had, you know, a collection of prospective partners that we felt really great about and multiple term sheets, and ultimately started to work towards optimizing for one, you know, fairly late in the cycle. There was a SPAC, Acies, which is the one we ultimately partnered with. They went public in November and we were fairly deep into our cycle and exercise, and it was founded by Jim Murren, one of the gentlemen that I alluded to, who was formerly the chairman and CEO of MGM. and then his two co-founders, Dan Fetters and Edward Kay. They had 20 plus year careers in both their cases with Morgan Stanley both covering gaming and the M&A space. And so, you know, I felt like these were people that I have history with that I know, and we decided to let them come into the exercise fairly late.

But they got really aggressive and because they were so familiar with the company, they were able to really rationalize for themselves what really would make this the right outcome for them. And for us in balance, we felt like that was the right and best outcome for the company. So that's, how it is that we ultimately partnered with Acies. We feel really great about the size of their SPAC and, you know, they were certainly critical to our then moving through the next stage of the process on raising the PIPE, which we achieved a great outcome. Originally, we're going to do a $200 million dollar PIPE, and we ended up sizing it up to $250 and have a really great collection of investors, we're very excited about. And so, we ran that process and of course now we're deep into the mechanics of, we just recently filed our S-4 and waiting for the SEC to respond with their comments.

In the meantime, doing all that we can to educate the marketplace about our company and evangelize kind of who we are and why we think we're so uniquely positioned. We are not your typical game company. We are a company that has this really unique platform upon which we published our own games, kind of pulled out its value. Now we're going to exploit it as we go and look to accelerate our growth through M&A. And then there's the longer-term vision to open that platform up and provide loyalty as a service to other game makers and really create this ecosystem where with far less intervention or little to no intervention on our part we enable other game makers to adopt loyalty mechanics and features into their games and allow for this expanding universe of reward partners to enrich the real world benefits that players of these games can then take advantage of and enjoy. So, that's why, you know, we're excited about this SPAC as a transaction, feel great about where we are as we move through the cycle of the transaction. So, it feels like it's been, so far, the right path for us with taking.

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Julian Klymochko: And once you close the transaction, as you've alluded to there is the PIPE, there's also cash from the SPAC's balance sheet. So, PLAYSTUDIOS is going to have a significant cash balance once this closes. What are some of the use of proceeds and key growth initiatives as you talk about the future of the company?

Andrew Pascal: Well, yeah, I mean, as I just alluded to the reason for doing the SPAC transaction, becoming public is to really enable our inorganic growth through mergers and acquisitions. We have all the resources that we need in order to drive and execute on our organic strategy and plan, which is really what's reflected in the materials that we published. There's nothing in that plan that really speaks to accelerating our growth through our M&A efforts for the longer term opportunity and nationality we have as we open the platform up and provide loyalty as a service. So, you know, the proceeds are really going to be focused on the executing on an M&A strategy that will really allow us to more quickly expand our portfolio of products and start to introduce the loyalty proposition in and across a broader range of genres.

Julian Klymochko: And as you go through this going public transaction, you mentioned the keys of telling your story are, you know, the forecasts, the growth opportunities, M&A, things of that nature. And then, you know, the overall theme of online gaming, social gaming, mobile gaming, but for investors new to the PLAYSTUDIOS story, how would you summarize the investment case for the stock?

Andrew Pascal: Yeah, I mean, if you just look at what we have forecasted to achieve up through 2022, and you just look at our opportunity on a normalized basis, you know, there's, a very compelling entry point for our investors, you know, they're investing in a company that, you know, to look at again to 2022 is two and a half times revenue where our peers are at five and a half to six times. And from an EBITDA perspective, you know, we're 12 times our 2022 EBITDA where the market is at 15 and a half to 16 times in terms of our diversified peers and on a normalized margin basis, we're sub 10 times. So, I think that just fundamentally and mind you that that's based upon performance for our business and a growth profile of our business that only takes into account our organic execution. It does not take into account the inorganic opportunities that we know we have, and that we're going to go act on. So fundamentally, I think it's just an entry point, at a pretty deep discount to where we ultimately will trade as we execute and continue to prove out this model.

Julian Klymochko: So certainly, I encourage investors to check out the filings. You mentioned a recently announced filing that's awaiting SEC approval. Check out the investor presentations, compelling valuation. And as you indicated, so prior to wrapping things up, where can investors, and even, you know, potential customers find out more about PLAYSTUDIOS.

Andrew Pascal: Yeah, I would point everybody to playstudios.com. I think you can get a sense for the company and our products and the services that we've invested in, and that we built as a business. And then there's also an investor section where you can go and we have on our website links to the presentation materials that really clearly lay out the whole, the context for the business and our thesis, and ultimately the go forward value creation opportunity. So, I would point you to the investor section of playstudios.com.

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Julian Klymochko: Okay, great. So, to summarize the going public transaction is expected to close in the second quarter and once closed, the symbol will be MYPS. So, looking forward to that and wish you the best of luck as a newly minted public company, we'll be rooting for you from the sidelines as shareholders. So, thank you for all your hard work and thank you for coming on the podcast and sharing your story today, super exciting stuff.

Andrew Pascal: Thank you, Julian and Michael, really, it's been a pleasure. Appreciate your taking interest.

Julian Klymochko: Alright, cheers.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus is sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

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The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.

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